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October 6, 2005

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Derek Swanson, Esq.
            Mail Stop 3561


      Re:   Walker Financial Corporation (the "Company")
            Amendment No. 2 to Form SB-2
            File No. 333-122776

            Form 10-KSB for the year ended December 31, 2003
            Forms 10-QSB for the quarter ended September 30, 2004
            File No. 0-28173

Dear Mr. Swanson:

On behalf of the Company, we are hereby enclosing two copies of Amendment No. 2 (the "Amendment") to the Company's registration statement on Form SB-2 (the "Registration Statement"). One of the copies has been marked to show changes from Amendment No. 1 to the Registration Statement. The Registration Statement was filed on February 11, 2005. By letter dated March 11, 2005, the staff of the Securities and Exchange Commission (the "Staff") issued comments on the Registration Statement and the Form 10-QSB for the three months ended September 30, 2004 (the "Form 10-QSB") and the Form 10-KSB for the year ended December 31, 2004 (the "Form 10-KSB") (Commission File No. 0-13215). In response to the Staff's comments, on July 1, 2005, the Company filed Amendment No.1. On July 29, 2005, the Staff issued comments on Amendment No. 1. Following are the Company's responses to the Staff's comments. For ease of reference, each response is preceded by the Staff's comment.

In its letter, the Staff requested that the Company make certain revisions to its Form 10-QSB. As noted in our response letter of June 30, 2005, the Company intends to file amendments to the Form 10-QSB and, to the extent required, to the Form 10-KSB upon clearing the Staff's comments on the Registration Statement.

      General

1.    Please  provide a reasonably  detailed  table of contents,  as required by
      Item 502(a) of Regulation S-B.

      The Company has made a revision to the Registration Statement in accordance with the Staff's comment.

      Prospectus Summary, page 1

2. After your revisions, it is still difficult to understand what services your company is currently offering, versus those services the company is developing or that it plans to develop in the future. For example, you refer to your pre-need funding products on page 1 of your registration statement, but it appears that your company acts solely as an insurance agent, selling pre-need funding products that are created by companies other than your own. As another example, you intimate in the prospectus summary that National Preplanning, Inc. has begun marketing pre-need products, yet on page 16 you state that National Preplanning will not begin marketing the insurance products until the third or fourth quarter of 2005 and on page 17 that marketing will not occur until the second quarter of 2005. As yet another example, you state on page 22 that you plan to direct most potential customers of National Preplanning to your enrollment website, but it does not appear that you currently have an enrollment website that is viewable or operational. Please revise to clearly explain those services and products that you actually offer at this time and those that are currently generating revenues versus those that are in the developmental stages, and disclose the status of the services you plan on offering. Also revise the remainder of your document to paint a clear picture of your current operations and future plans.

      The Company has made revisions to the Registration Statement to more clearly set forth its current operations.

3. You state that "we sell, as agent, life insurance policies." Clarify what you mean by selling as an agent.

      The Company has made revisions to the Registration Statement in accordance with the Staff's comment.

4. We note your statement that you have entered into numerous third party marketing agreements with larger and more established insurance agencies. Please revise to disclose that: (1) you have not begun marketing these products; (2) the other insurance agencies have not begun marketing the products; and (3) you are required to share any insurance commissions on the sale of pre-need products with these agencies.

      The Company has made revisions to the Registration Statement in accordance with the Staff's comment.

5. Please revise to clarify that much of the substantial increase in your net losses for the quarter ended March 31, 2005 was caused by your default under the terms of the indenture governing the promissory notes and the recording of $933,793 in debt conversion expense in connection with that default.

      All financial information in the Registration Statement has been updated to include the results for the three and six-month periods ended June 30, 2005. The Company has made revisions in accordance with the Staff's comment.


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

Management's Discussion and Analysis of Financial Condition and Plan of Operations, page 12

General

6. When discussing your results of operations and liquidity and capital resources for the last two fiscal years, please revise to discuss material line items not only from your December 31, 2004 fiscal year end but also from your December 31, 2003 fiscal year end. See Item 303(b)(1) of Regulation S-B. We note that you omitted much of this disclosure that appeared in your prior filing. For example, you no longer discuss your net sales for the year ended December 31, 2003. Please revise to not only discuss changes in material line items, but to also (1) quantify the percentage change in those line items from year to year and quarter to quarter; (2) disclose the cause or causes of those changes; and (3) quantify how much each cause contributed to the change in each line item. See prior comment 18.

      The Company has made revisions to the Registration Statement in accordance with the Staff's comment.

Overview, page 12

7. Please do not repeat in the Overview section the same disclosure you provide in the Business section and the Prospectus Summary. Instead, revise to highlight the most important developments during the years ended December 31, 2004 and December 31, 2003, as well as the quarters ended
      March 31, 2004 and March 31, 2005. The discussion should be from the executives' point of view, focusing on important economic or industry-wide factors, such as state regulation of the insurance industry, market demand for your company's, not just any company's, products, , your markets, and the degree to which your sector is flooded with multiple competitors seeking to market the same products created by the same companies. See also prior comment 14.

      The Company has made revisions to the Registration Statement in accordance with the Staff's comment.


8. Please note that the executive-level overview should also hone in on opportunities, challenges, and risks that management deems to be the most material in the short term and long term, as well as the actions management is taking to address those opportunities, challenges, and risks. For example, we note that your company is in default under its promissory notes' indenture, that National Preplanning has not yet begun marketing its services, that National Preplanning did not contribute to Walker's revenues during the quarters ended March 31, 2004 and March 31, 2005, and that many of the marketing agreements between National Preplanning and other insurance agencies require the sharing of insurance commissions on the sale of pre-need products.

      The Company has made revisions to the Registration Statement in accordance with the Staff's comment.

9. On page 13, you state that National Preplanning generates revenues "from the sale of pre-need and final expense insurance policies" and earns insurance commissions from those sales. You also state on page 12 that National Preplanning sells pre-need insurance policies accompanied by an inflation rider. On page 17, however, you disclose that National Preplanning will not begin marketing its products until the third or fourth quarter of 2005. Further, in your discussion of results of operations, you note that National Preplanning did not contribute to Walker Financial's revenues for the quarters ended March 31, 2004 and March 31, 2005. Please revise the disclosure on pages 12-13, as well as the remainder of the registration statement, to clarify, if true, that National Preplanning has not yet earned revenues from the sales of insurance products created by other companies, and that its business plan is to generate revenues from earning insurance commissions that it will share with other insurance agencies upon the sale of those products. Also indicate when you believe National Preplanning will begin generating revenues.

      The Company has made revisions to the Registration Statement in accordance with the Staff's comment.

10. Your discussion of the material weakness in your internal controls refers generally to your limited ability to detect potential misstatements and fraudulent accounting and transactions which were recorded improperly. Revise to more specifically describe any material impact the material weakness has had or may have on your financial statements, ensuring that you provide quantification and further analysis of the uncertainties and trends associated with the material weakness.

      The Company has made revisions to the Registration Statement in accordance with the Staff's comment.


Critical Accounting Policies, page 14

11. We reissue prior comment 17. Please revise your discussion of critical accounting policies and new accounting pronouncements to address the material implications of uncertainties associated with the methods, assumptions and estimates underlying your critical accounting measurements, instead of merely duplicating the description of accounting policies already disclosed in the notes to the financial statements. For further guidance, please refer to Section V of the Commission's Interpretive Release No. 33-8350, "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of
      Operations,"         located        on        our        website        at
      http://www.sec.gov/rules/interp/33-8350.htm.

      The Company has made revisions to the Registration Statement in accordance with the Staff's comment.

12. Your discussion of accounting for stock-based compensation focuses on the accounting methodology used to calculate that compensation, instead of offering a basic summary of how the methods, assumptions, and estimates underlying your calculation of stock-based compensation impact the presentation in your financial statements. Does the type of valuation method you use have an impact on the resulting compensation expense recognized in your Statement of Operations? Do you actually use the methodology for valuation of stock compensation set forth in SFAS 123, or do you use some other method? If you use another method, how does use of the other method impact your financial statements differently than use of the Black-Scholes method?

      The Company has made revisions to the Registration Statement by offering a basic summary of how the methods, assumptions, and estimates underlying its calculation of stock-based compensation impact the presentation in the Company's financial statements. .

13. You state that one of your most important critical accounting policies involves the recognition of transaction revenues, but it appears that you did not discuss that important policy anywhere in the Critical Accounting Policies section. Please revise to provide that discussion, following the guidance in Section V of the Commission's Interpretive Release No. 33-8350.

      The Company has made revisions to the Registration Statement in accordance with the Staff's comment.

New Accounting Pronouncements, page 14

14. For each of the accounting pronouncements you discuss under this section, you state that adoption of the pronouncement, as well as implementation of each standard, has not had a material impact on your financial statements. Please revise to remove your discussion of each accounting pronouncement that is not material. You should only highlight accounting estimates or assumptions where: (1) the nature of the estimates or assumptions is material due to the level of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; or (2) the impact of the estimates and assumptions on your financial condition or operating performance is material. See prior comment 17.

      The Company has made revisions to the Registration Statement in accordance with the Staff's comment.

15. We note your discussion of SFAS No. 146 regarding Costs Associated with Exit or Disposal Activities, Was this guidance used in connection with the discontinuing of your Kelly Color operations? If so, what impact did it have on the presentation of your financial statements for the fiscal year ended December 31, 2004? In addition, are there other accounting estimates, assumptions, or methods used in connection with the discontinuance of Kelly Color's operations that either had a material impact on the presentation of your financial statements, or were contingent upon highly uncertain judgment calls?

      The Company advises the Staff that the guidance provided in SFAS No. 146 was used in connection with the discontinuing of its Kelly Color operations. As disclosed on February 4, 2004, the Company sold certain assets of Kelly Color and discontinued operating in the film processing segment. Since February 4, 2004, all operations of Kelly Color ceased. The Company did not incur any new assets or liabilities. At June 30, 2005, the only items remaining in discontinued operations are certain liabilities. There are there no other accounting estimates, assumptions, or methods used in connection with the discontinuance of Kelly Color's operations that either had a material impact on the presentation of the Company's financial statements, or were contingent upon highly uncertain judgment calls.


Results of Operations for the Three Months Ended March 31, 2005 and March 31, 2004, page 16

16. Please revise to further discuss your default under your promissory notes' indenture, clarifying whether you are still in default, the impact that default will have on your results of operations and financial performance going forward (such as the impact of having to pay penalties), and whether you believe you are likely to cure that default within the next three months.

      The Company has made revisions to the Registration Statement in accordance with the Staff's comment.

17. We note that during the quarter ended March 31, 2005, 94% of your revenues were generated by sales to three customers, up from 88% of your revenues generated by sales to three customers during the December 31, 2004 fiscal year end. Do you expect to increasingly rely on a few major customers? if so, how are you planning for the potential loss of one or more of these customers? Will you be able to generate revenues sufficient to stay afloat if one or more of these customers decides to seek services from another company?

      The Company has made revisions to the Registration Statement in accordance with the Staff's comment.

Year Ended December 31, 2004 and 2003, page 17

18. Disclose the source of the $2,177 in revenues that National Preplanning generated for the December 31, 2004 fiscal year end. In this regard, your disclosure is confusing in light of your statement on page 16 that National Preplanning will not begin marketing the insurance products until the third or fourth quarter of 2005, and that no assurance can be given that National Preplanning will generate any revenue.

      The Company has made revisions to the Registration Statement in accordance with the Staff's comment.

Liquidity and Capital Resources, page 18

19. Please provide further disclosure regarding your recent default under the promissory notes' indenture. Discuss the amounts payable to the remaining holder of the promissory notes. Also address the potential impact that the default has had or will have on your ability to secure the $1 million in additional financing needed to fund your operations for the next 12 months in light of your default.

      The Company has made revisions to the Registration Statement in accordance with the Staff's comment.

20. Quantify the total amount of your indebtedness, highlighting the total amount overdue, and disclose your debt service requirements for the next 12 months. Also discuss your ability to satisfy your debt repayment obligations.

      The Company has made revisions to the Registration Statement in accordance with the Staff's comment.

21.   We note your  discussion  of the Fusion  Capital $6  million  equity  line arrangement. Revise to state whether you believe the equity line arrangement will result in receipt of the $1 million or only a portion of that amount needed to finance your operations for the next 12 months. Also disclose when you anticipate the equity line financing will begin to provide the money needed to fund operations. Furthermore, clearly state that there is no guarantee that you will receive any funds from Fusion and disclose your alternative sources of funds. If you have not secured a viable source of additional capital, disclose that fact and discuss the consequences to your operations.

      The Company has made revisions to the Registration Statement in accordance with the Staff's comment.

Plan of Operations, page 22

22. We note that as of March 31, 2005 you had negative working capital of $1,104,435, $5,860 in cash, and that your attempted acquisition of Disability Access Consultants was unsuccessful. We also note your statement on page 23 (and elsewhere in the document) that you have changed your focus to acquiring companies in the employee benefit and work-site marketing areas. Please revise to explain how you plan on funding these acquisitions, while at the same time resolving your default under your indenture, securing the $1 million in financing needed to fund operations, and spending the money necessary to start up your operations.

      The Company has made revisions to the Registration Statement in accordance with the Staff's comment.

Recent Developments. page 23

23. On April 13, 2005 you filed an Item 1.01 Form 8-K to disclose that you had entered into an agreement to purchase 90% of the outstanding shares of Disability Access Consultants, Inc. On page 23, however, you state that the agreement to purchase that company was terminated. Please disclose when and why the agreement was terminated. Also tell us in your response letter why you did not file an Item 1.02 Form 8-K to disclose the termination of the agreement. We may have further comments based on your response.

      The Company has made revisions to the Registration Statement in accordance with the Staff's comment. The Company advises the Staff supplementally that the failure to file the Form 8-K disclosing the termination of the agreement was an oversight on the Company's part.


Business, page 24

24. We reference Note 12 to your financial statements for the period ending March 31, 2005, which indicates that 94% of your revenues were attributable to three customers. Please revise the business section to identify your material customers and discuss your dependence on them in accordance with Item 101(b)(6) of Regulation S-B. In addition, clarify whether any of these customers are otherwise affiliated with your company, and if so, the nature of that affiliation. Please also file all contracts between your company and the three customers as they appear to be material contracts under Item 601(b)(10) of Regulation S-B, or verify that those contracts have already been filed as exhibits and clearly identify the periodic report or registration statement with which the contracts were filed.

      The Company has made revisions to the Registration Statement in accordance with the Staff's comment. The Company has also added exhibits 10.7 and 10.8.

25. You continually characterize the pre-need and final expense insurance products you sell as "your products." On page 22, however, you state that National Preplanning will generate revenues from the sale of those products, and that insurance commissions are to be paid "by the insurance companies which create and issue these [pre-need and final expense insurance] products." Please revise your registration statement to clarify, if true, that you do not market insurance products that you create, but instead market products created by other insurance companies.

      The Company has made revisions to the Registration Statement in accordance with the Staff's comment.

26. Update your disclosure to address whether or not National Preplanning's strategic partners have commenced the marketing efforts as of the most recent date practicable. For instance, you state on pages 22 and 25 that a few of its partners will commence marketing its products in April of 2005, but it is unclear whether that actually took place, particularly in light of your statement on page 16 that the marketing of National Preplanning's products will not commence until the third and fourth quarters of 2005. To the extent there are any delays in the commencement of marketing activities, disclose the reasons for such delays and when you anticipate the marketing will begin, if known.

      The Company has made revisions to the Registration Statement in accordance with the Staff's comment.

27. Revise to clarify whether you are currently generating any revenues as a result of the various agreements listed on pages 25 and 26, For example, clearly state that you do not currently derive any revenues from the agreements with Stewart Enterprises and Hub Rogal & Hobbs as indicated in your response to prior comment 46. Also disclose, if true, that you cannot guarantee that you will earn any revenues as a result of these agreements.

      The Company has made revisions to the Registration Statement in accordance with the Staff's comment.

28. You discuss the creation of an advisory board composed of individuals who have received stock-option compensation in return for their services. Please disclose in the "Management" section if this advisory board is part of your board of directors. In addition, disclose the compensation to members of the advisory board in the "Executive Compensation" section as required by Item 402(f) of Regulation S-B. Finally, delete the duplicative disclosure of the advisory board on page 26 of your registration statement, as you provide identical disclosure on page 27 of your document.

      The Company has made revisions to the Registration Statement in accordance with the Staff's comment. Since the Advisory Board is not part of the Board of Directors and none of the members of that board are members of the Company's management, no additional compensation-related disclosures are required.

Certain Relationships and Related Party Transactions, page 36

29. Because Fusion Capital currently owns 5.8% of your common stock, please disclose the equity line financing arrangement with that entity under the "Certain Relationships and Related Party Transactions" section and provide the disclosure required by Item 404 of Regulation S-B.

      The Company has made revisions to the Registration Statement in accordance with the Staff's comment.


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

Plan of Distribution, page 40

30.   We note that the Investment Banking Consulting Agreement (filed as Exhibit
      10.3 to the Form 10-QSB for the quarter ended September 30, 2004) entered into with Vantage Group says that Vantage will maintain relationships with registered broker/dealers and "will enable contact between the Company [Walker] and such professionals to facilitate transactions among them," and that Vantage will use its contacts with brokers and dealers to "assist the Company [Walker] in establishing relationships with securities dealers on a regular and continuous basis." Further, we note in Exhibit 10.4
      ("Consulting Agreement") to the same Form 10-QSB, you agreed to pay Phoenix Holdings for providing advice concerning financial matters, business acquisitions, and business opportunities. Please advise us whether Phoenix Holdings and Vantage Group are "finders" and, if so, revise to provide the disclosure about them required by Item 508(g), including the nature of any material relationship between those finders and your company, your company's associates, or your company's affiliates.

      The Company advises the Staff that these two entities are consultants and not finders. As set forth explicitly in Section 6.7 of the Investment Banking Consulting Agreement with Vantage Group LLC, and Section 7 of the Consulting Agreement with Phoenix Holdings LLC, neither of these entities will be compensated for any capital raising or market making related activities.

Selling Stockholders, page 43

31. In your response letter, please tell us whether any of the selling stockholders are broker-dealers or affiliates of broker-dealers. We may have further comments after reviewing your response to this comment.

      The Company advises the Staff that to the best of its knowledge, Moschetta
      Poiyvion,   Allan  Levine  and  Michael   Schumacher   are  affiliated  of
      broker-dealers.

Financial statements

Notes to the consolidated financial statements for the fiscal years ended December 31, 2004 and 2003

Note 1. Merger and organization of entities, page F-6

32. Your response to our prior comment 44 does not address the information we requested. Please tell us in your response to this comment how you determined the fair value of the assets and liabilities acquired in the merger transactions. You used $2.69 as the fair value of the common stock of Walker. However, based on the information presented under Item 5 of the Form 10-KSB for the year ended December 31, 2002, the market price of the common stock of Walker was approximately $.30 per share. Please explain in detail your basis to support the fair value of $2.69 used in the computation of the purchase price of Walker and ADS. We may have further comments after the review of your response.

      The Company advises the Staff supplementally that the fair value of $2.69 used in the footnote disclosure relating to the merger transactions does not reflect the 10 for 1 stock dividend that occurred in December of 2002. By contrast, the market price ranges of $0.28 - $0.30 under Item 5 of the Company's Form 10-KSB reflects the 10 for 1 stock dividend. If the 10 for 1 stock dividend was reflected in the footnote the fair value of the common stock would have been $0.269. Any difference is due to rounding.


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

Note 11. Economic Dependency

33. According to this footnote, 48% of your revenue was generated by sales to one customer. Based on the disclosed amount of those sales, however, it appears that 78% of your net revenues for the December 31, 2003 fiscal year end were generated by sales to one customer. Please advise or revise.

      The Company has made revisions to the Registration Statement in accordance with the Staff's comment.

Notes to Condensed Consolidated Financial Statements for the quarter ended March 31, 2005

Note 5, 10% Senior Subordinated Secured Convertible Promissory Notes, page F-29

34. You recorded $933,793 in conversion expense in connection with the issuances of additional common stock to the holders of your 10% promissory notes. On page F-30, however, you state that you recorded a conversion charge of $993,793 in connection with the issuance of those shares. Please explain this discrepancy in your response to this comment and revise accordingly.

      The Company has made revisions to the Registration Statement in accordance with the Staff's comment to correct a typographical error.

Recent Sales of Unregistered Securities, page 11-3

35. Please clarify the exemption upon which you relied to issue stock to Vantage Group and Phoenix Holdings. In this regard, we note that the agreement between Walker Financial and Vantage Group requires you to issue "unrestricted" shares to Vantage Group.

      The Company has made revisions to the Registration Statement in accordance with the Staff's comment.

36. Your agreement with Vantage Group also requires you to issue 300,000 shares of common stock to Vantage Group upon execution of the agreement and 700,000 shares of common stock over a 450 day period from the execution date. According to the disclosure in this section and Note 9 to the March 3 1, 2005 financial statements, however, Walker has issued only 450,000 shares of common stock to Vantage. Please clarify whether you have issued to Vantage the additional shares listed in the agreement, and if not, when you intend to issue those shares.

      The Company advises the Staff that, as set forth in footnote 9 of the financial statements, the consulting agreement with Vantage Group LLC was terminated in January 2005. Therefore, no additional shares of common stock are issuable under the agreement with that entity.

      Forms 10-KSB for the fiscal year ended December 31, 2004 and December 31, 2003 and Forms 10-QSB for the quarter ended March 31, 2005 and September 30, 2004

37. Please amend these documents to comply with all of our comments as applicable to your Forms 10-KSB for the fiscal years ended December 31, 2003 and December 31, 2004, Form 10-QSB for the quarter ended September 30, 2004, and Form 10-QSB for the quarter ended March 31, 2005.

      The Company will amend these documents in accordance with the Staff's comment.

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

38.   While you removed your  reference to Section 27A of the Securities Act and
      Section 2 1E of the Securities Exchange Act from the prospectus, those references are still present in your Form 10-KSB for the December 31, 2003 fiscal year end and Form 10-QSB for the quarter ended September 30, 2004. In addition, you have referred to those statutory sections in your Form 10-KSB for the fiscal year ended December 31, 2004 and Form 10-QSB for the quarter ended March 31, 2005. Please revise to remove your reference to
      Section 27A of the Securities Act and Section 21E of the Securities Exchange Act from the periodic reports listed in this comment. In addition, confirm that you will comply with this comment in all periodic reports filed after the date of this comment letter.

      The Company will make these revisions in accordance with the Staff's Comment.

39. We note your response to prior comments 48-53, indicating that you would amend those periodic reports when we resolve our comments on the Form SB-2. We also note that you did not comply with those comments in your periodic reports filed after the date of our comment letter, namely the Form 10-KSB for the fiscal year ended December 31, 2004 and Form 10-QSB for the quarter ended March 31, 2005. Please note that we will not recommend effectiveness of your Form SB-2 until we clear our comments on your periodic reports. In addition, please confirm that you will comply with our comments in all periodic reports filed after the date of this comment letter.

      The Company will make these revisions in accordance with the Staff's Comment.

Please contact the undersigned at 212-981-6766 with any questions or comments you may have with respect to the foregoing.


                                                Very truly yours,


                                                Louis A. Brilleman


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